Exhibit 99.3

22-Dec-2020

TRITERRAS INC

Business Update Call

CORPORATE PARTICIPANTS

James H. Groh, Sr.

Executive Vice President

Srinivas Koneru

Founder, Executive Chairman and Chief Executive Officer

John Galani

Chief Operating Officer

OTHER PARTICIPANTS

MANAGEMENT DISCUSSION SECTION

Operator

Good morning. Welcome to Triterras’ Business Update Conference Call. My name is Catherine and I’ll be your operator for today’s call. Joining us for today’s presentation are the company’s Chairman and Chief Executive Officer, Srinivas Koneru; Chief Operating Officer, John Galani; Chief Financial Officer, Alvin Tan; Executive Vice President, Jim Groh; and Finance Executive, Karthik Annapragada . Following the remarks, we will open the call up for questions from Triterras’ publishing sell-side analysts.Now, I would like to turn the call over to Jim Groh. Sir, please proceed.

James H. Groh, Sr.

Executive Vice President

Thank you, Catherine, and good morning, everyone. Thank you all for joining us on the conference call today. Before we start, I would like to read the following disclaimers in regard to our forward-looking statements and notice to investors. Please note that certain information discussed on the call today will include forward-looking statements about future events including Triterras’ business strategy and future financial and operating performance. These forward-looking statements reflect management’s beliefs, estimates and predictions as of the date of this live broadcast, that being December 22nd, 2020, and Triterras undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this call. Investors should know that these or any other forward-looking statements the company may release from time to time are only predictions and are subject to significant risks, uncertainties and assumptions that are difficult to predict and may cause the actual results to differ materially from those stated or implied by those statements. Many of these risk and assumptions are discussed in Triterras’ SEC filings, including its registration statement on Form F-4 that was filed in connection with the business combination. Investors are encouraged to read these reports.Joining me on the call today are our Chairman and CEO, Srinivas Koneru; our Chief Operating Officer, John Galani; our CFO, Alvin Tan, and Karthik Annapragada from our finance team. We are first going to hear from Srinivas, who will provide some introductory commentary on our business. Next, John Galani is going to speak about some operational and business development updates. I will then review the financial estimates for the third quarter which ended November 2020 and included results from the months of September, October and November. We will then open up the floor for questions from publishing sell-side analysts.And with that, I’d like to turn the call over to our Chairman, Mr. Srinivas Koneru.

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Srinivas Koneru

Founder, Executive Chairman and Chief Executive Officer

Thank you, Jim. Good morning, everyone. As Jim said, I am the Chairman and Chief Executive Officer of Triterras. I might have had an opportunity to speak to many of you on previous calls, and we welcome your continued interest in our company. This could also be first time I’ll have had an opportunity to speak with some of you. I want to thank each and every one of you for taking the time to attend this call. As you know, we recently released the 6-K to report some challenges that Triterras customer, Rhodium is facing. As we understand that issue, the COVID-19 pandemic has resulted in a number of commodity buyers which are Rhodium’s primary customers asking for extensions of their payment term to their suppliers such as Rhodium and in turn causing their suppliers to ask for extensions from their credit client providers. While in general, traders caught in the middle of this request such as Rhodium have been receiving extensions in payment terms from their lenders, one of Rhodium’s lenders recently refused to further extend the maturity of their loan to Rhodium, which was used to help provide $5 million of credit finance to one of Rhodium’s customers. Unfortunately, this is one of the 30% or so of trade finance transactions that Rhodium does not regularly insure, and therefore Rhodium had no credit production. A lender in question demanded payment and took action under the Singapore Insolvency, Restructuring and Dissolution Act. While other lenders have been supportive, Rhodium’s main concern was that if they took an action to pay this one unsecured creditor based on the demand, then it could discourage the other lenders from agreeing to ordinary course extensions and cause other lenders to take similar action.As we understand, Rhodium would not have been able to meet all this demand. Rhodium decided to seek court protection for making immediate payment on this and any other demands from creditors as this stays any action by the lender to force liquidation of Rhodium. The court protection they filed is essentially a time out where Rhodium can either collect on credit insurance for the majority of the trade finance transactions that insured the credit and risk or from its customers to settle their obligations or explore other restructuring options. As a result, we expect that the proportion of transaction volume and revenues related to Rhodium will be minimal over at least the medium term.That is the background to today’s call. However, the purpose of today’s call is not to discuss the content of 6-K, rather to provide you with information about the company’s performance and future prospects. These are the main points that I hope to convey to you this morning: first, that in spite of the recent volatility in the stock, Triterras continues to be a strong, growing and vibrant company; second, while the circumstances with Rhodium are unfortunate, it does not affect our expectation for our results for this year or next, which remain consistent with the projections contained in our registration statement on Form F-4.Lastly, I want to convey to you my confidence in the company and its future. So coming to my first point, I believe that Triterras is a strong and growing company with a bright future. Our Kratos platform continues to gain commercial traction with SME community of traders and lenders. We are investing heavily in its continued growth and success. We are in a very strong cash position to make the type of investment that will drive our enterprise value growth with over $171.6 million of cash on hand as of November 30th, 2020. While we are relying on organic growth to drive our platform, we believe there are meaningful opportunities for accretive M&A and we’ll be opportunistic but disciplined in seeking out and evaluating these opportunities. As a result of our recent public listing, Triterras is well positioned for future.Next I would like to – I would like you to all understand that nothing has transpired that has changed our expectations from our results for fiscal 2020 or 2021. While we have not formally provided guidance to the Street, our current expectation for full 2020 are consistent with the projections we included in the F-4 for our business combination. We very much hope Rhodium will emerge from it – from this process as a stronger company and a viable customer on the Kratos platform in the medium term. That said, we are not reliant on Rhodium. We have experienced significant increase in other traders that use the platform, as well as users of the trade finance business module. We said in our roadshow presentations, we fully expect that Rhodium would decline as a percentage of revenue and transaction volume as we attract a new growing client. We still expect this to happen, lessening both customer concentration risk and the business that we do with Rhodium and related parties. As for our financial performance, we estimate that our fourth [Note: third] quarter revenues approach $17 million and net income approach $10 million and fiscal year-to-date revenues were $40.7 million with net income approaching $24.2 million. For full fiscal 2020, we are expecting revenues of $56.6 million and net income of approximately $32.9 million. This is compared to the projections included in our F-4 of $56.6 million in revenues and $32.9 million in net income.Lastly, I would like to convey my view on the future of the company. I am very optimistic about our future. I personally believe that our stock price at current levels is significantly undervalued. As such I have announced that I plan to – on purchasing company shares in the open market as soon as our trading window opens.With that I would like to turn the call over to our COO, John Galani. John?

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John Galani

Chief Operating Officer

Thank you, Srinivas. I would like to welcome the participants on the call and thank you for your interest. The focus of my job currently is to put in place the teams and structures to get the new traders and lenders on the platform. At this point we are focused on recruiting additional team members that have deep experience in trade and trade finance so that they can come up to speed quickly.We have retained a world-class international executive recruiting firm to recruit a Chief Revenue Officer. This process is well underway with a number of individuals that have been interviewed some multiple times. Our intent is to hire an experienced individual with a strong background in trade and trade finance, a deep understanding of our sectors’ issues and a demonstrated pattern of success in building out world-class teams on an international scale.We have also added a senior executive located in Dubai, which speaks to our plans to expand our platforms’ presence in new geographies. To that end, we are in the final stages of onboarding a senior European executive with deep experience in trade finance structuring to lead our efforts in trader and lender onboarding and are recruiting a further one in North America.From a personal standpoint, I am taking the lead role in our new supply chain finance module. And at this point, I’m finalizing interest with potential partners on the platform, both on the trading and on the lending side. The supply chain finance project continues to track to expectations with a pilot volume for Q3 we estimate – sorry, for – with a pilot program launch expected around February to March 2021. We expect this to grow quickly thereafter, as we scale it up. We are working on a number of enhancements to the platform such as this trade finance volume – supply chain finance module, the mobile accessibility, electronic bills of lading, digital dashboards for both lenders and borrowers et cetera.I can also confirm that more than ever, we believe that the trade finance business for lenders is a good one. As an asset class, trade finance lending offers the opportunity for outsized yields for a given default rate to new lenders on the platform. Our Kratos platform enable lenders to access this incredible opportunity in a longer – for longer rate environment. We are continuing our efforts to bring lenders onto the platform that will bring much needed trade finance to a growing community of traders who are desperate for trade finance loans.With that I would like to turn the call over to Jim Groh.

James H. Groh, Sr.

Executive Vice President

Thank you, John. I am going to be talking through our numbers with you. And I think we have some exciting things to talk about today. On a year-to-date basis, our trade transaction volume was approximately $5.9 billion with approximately 29% or $1.7 billion of the volume representing – the volume represented was trade finance transactions. For Q3 alone, our combined total trade and trade finance volume was approximately $2.749 billion with $878 million of trade finance volume. The $878 million in trade finance loans generated in Q3 alone equals the total amount of trade finance volume we realized in the first six months of the year. This calculates out to 40% – 47% of our trade transactions in the third quarter received trade finance. Those of you that are following us know that this is a big deal and a very positive confirmation of our core value proposition. Trade finance has scaled rapidly, and as many of you know, trade finance feed generation is currently the most profitable revenue stream we have. This growth in trade finance reflects our strong focus on increasing our trade finance business. The bottom line is that the growth of trade finance on the platform is having a significantly positive effect on our profitability. We estimate that our third quarter revenues approach $17 million and net income approach $10 million. And fiscal year-to-date, revenues were $40.7 million with net income approaching $24.2 million.For full fiscal 2020, we are expecting revenues of approximately $56.6 million and net income of approximately $32.9 million. And this compares to the projections included in our F- 4 of $56.6 million in revenues and $32.9 million in net income. Based on where we are in a year-to-date basis, we believe this positions us extremely well to meet our full-year estimates. I know that historically we provided detailed fees for each part of our business, that being the trade and trade finance segments. And we disclosed those specific rates in the F-4.We are reluctant to continue to do so going forward for some very important commercial concerns. We have found that releasing that level of detail had cost us greatly in our ability to implement certain commercial strategies and decided that in the future neither our business or our shareholders are well-served by publishing that level of detail. In the future, we are going to publish our average transaction fee percentage, the trade transaction volumes, and the trade finance volumes.On a year-to-date basis, our average transaction fee was 0.53% of total combined trade and trade finance transaction volumes. And for Q3, we estimate it was 0.62%. The higher fees in Q3 are directly attributable to the growth and the portion of our transactions that were Trade Finance, which we now describe as the financing ratio. I know that there has been a great deal of interest in related party contributions to Kratos’ revenues. And we had forecasted that, over time, third-party revenue – related party revenues would decrease as a percentage of total revenues.In the six month ended August 31st, 2020, the contributions of revenue from Rhodium and Longview were 24.9% combined. During the three months ended November, the contributions of revenue were just over 11.2%, which, while lower than previously inspected, is overall in line with the expected growth in third-party revenue. This is really demonstrating the growth of revenues from independent third parties and our less reliance on related parties.With that I’d like to turn the call back over to Catherine to poll for questions from the analyst community.

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Q&A

Operator

Thank you. And our first question comes from Randy Binner with B. Riley. Your line is open.

James H. Groh, Sr.	A
Executive Vice President

Yeah, thank you for the question. And just for clarification, I’ll repeat it; it was, how do we intend to talk about transaction volumes and fee rates in the future. We plan on still disclosing the trading volume and the transact – and the trade finance volume as separate numbers, but then disclosing one blended fee rate that’s resulting in our revenues.

James H. Groh, Sr.	A
Executive Vice President

Sure. I think there’s three ways we’re going to continue to look at this. First of all is in terms of traders on the platform. We grew our traders on the platform at the end of November to 66 traders. We are – because of our success in growing the trade finance business, another metric that we are looking at is the revenue per trader. And the revenue per trader through the six-month timeframe was $750,000 at an annual basis. In Q3, our revenue per trader was $1.03 million, which was a 37% increase. And we did add a number of those traders late in the quarter, and as those that follow us know, it takes a while for the trade finance volume to start to ramp up with a new trader as they establish relationships on the platform. So, we think that’s a pretty strong trend.Pure trade transaction volume was down somewhat in the quarter. The total trade volume showed a slight decrease over what the six-month average was and we attribute that to the – some of the difficulties that the – a general slowdown in the industry. However, that slowdown has manifested itself to us in a much greater demand and ability to place trade finance. So, our trade transaction volume was down slightly over the three-month period, but the trade finance volume, as I said we did more in three months than we did in the whole previous six. And as we know, for – those of you that follow us that know, our take rate is about 5 times greater for a combined trade and trade finance transaction than just a trade transaction. So, it was a great development in product mix.

James H. Groh, Sr.	A
Executive Vice President

You know perhaps I – excuse me, Randy, this is Jim. Perhaps I’m going to suggest that Srinivas address that question of...

James H. Groh, Sr.	A
Executive Vice President

...what the possibilities are for – what the potential payment platform solutions might be. We’ve not announced anything, but we have announced we are working on some different things. So – but I think maybe Srinivas would like to grab the question rather than John.

Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

Sure. Sure, thank you. Randy, actually we have – we are working on both. One is a likely partnership with companies that has – actually will be – we’ll be partnering. So that will be for mostly cross-border payments and so it could be a block – it could be this blockchain-enabled payment system and there are routes . We are trying to look at various options of integrating, and both of us bringing our networks or things like that there.And the second option is, like you said, another company that we are working with for embedding it as a part of our own Kratos platform, and so it could be seamless for sending and receiving money by the traders.

Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

One we are hoping will happen more than likely by Jan, end of January latest. The second one, actually depending on the kind of negotiation, it could happen in March; probably I am hoping March-April timeframe. We are trying to see if we can expedite it, but...

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Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

Okay.

Operator

Thank you. Our next question comes from Mike Grondahl with Northland Securities. Your line is open.

James H. Groh, Sr.	A
Executive Vice President

Karthik , perhaps you might have some of the historical data. I’m not sure if we’ve got – if we’re able to answer Mike’s question where we know where Rhodium didn’t pay, were they involved in the trade and – is that when you feel comfortable or would you like me to answer it, Karthik ? I’d be happy to do so.

Operator	A

I’m just thinking; I’m not sure if I got the question. So maybe if you want to take it, and then I can add on to that.

James H. Groh, Sr.	A
Executive Vice President

Okay. Mike, I don’t think we have the number where Rhodium was on the other side of the trades. But our view is this that if Rhodium wasn’t going to be on the other part of the trade in the future that it actually makes our platform more important to these traders because they’ll need to find somebody else to trade with. And two, a trader that I’ve spoken with when we’ve had different conversations about some new things, one of the key benefits that the operators within the trading companies find is the ability of the platform to locate for them highly qualified traders and for them to be able to look at the KYC and AML information of the potential partner and to go out and not only get a – not only find somebody to trade with, because there’s all types of intelligence on that, but to get that good housekeeping seal of approval and do their own due diligence. So, we don’t think that there’s going to be any material effect if Rhodium was the counterparty on some of these trades. And if they’re not able to be, it makes our platform more important to those traders because they’ll need to establish another counterparty and we tee it up for them to do it.I’m afraid I don’t think we’ve got the specific numbers. We just don’t cut the data that way. But to us, it’s very sensible that the counterparty issue is not going to cause any, let’s say – I liked your term, negative network effect. We don’t think that that’s going to happen. In fact would be more of a positive network effect still.

James H. Groh, Sr.	A
Executive Vice President

I think what – our view of the industry is, it has gone through many different cycles of hard times and it has always been vibrant and survived, especially in the areas that our product focus in, which is food and then the energy commodity, coal, which drives so much of China’s electricity and consumer heating needs. So, trade always continues at some level, although it might be reduced. So, we believe that there might be some traders that would rotate out of some specific trades, but other traders rotate in because otherwise you’re really talking about an end-of-the-world scenario which I don’t think anybody feels is going to happen where food distribution and energy distribution would all freeze up. The industry has been through bust and lean cycles before. John, would you like to provide some color on top from your experience in the trading business, I mean about how it adapts to difficult situations?

John Galani	A
Chief Operating Officer

Sure, Jim. The first thing to remember is that logistics change are highly complex. As you can imagine, you have shipping, you have foul weather, you have so many issues that can wreak havoc on various deadlines. And so this business has always been a very flexible business to accommodate all sorts of issues, be it economic issues such as a downturn, be it a geographical weather-related issues or even political issues. The funders around this space also know this. And so you have had some events where funding has been cut short, for example in 2008 when the banks stopped accepting letters of credits. And quickly what transpired was that in order to restart the system, the banks had to be supported. Now, that was a specific crisis in 2008 which is different from COVID. But the point is, you have always had supply chain disruptions in one way or another; from earthquakes, to tsunamis, to financial issues. And because you will never stop eating, you will never stop heating, people find solutions to problems. That doesn’t mean that there are no losses. But there are also opportunities arising from such disruptions.

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John Galani	A
Chief Operating Officer

Sure. The first thing is, once we became listed, we have been able to shift our attention to marketing. That means putting teams in place; not solely going out to find traders, but training internally the team members for the demos, what to say, have templates and how to approach trades and indeed funders. And so that does take a bit of time.The second issue is that you have many traders that are coming to us – in fact our team – our marketing team is touched. Just because we onboarded 5 or 6 or 7 doesn’t mean that we don’t have a pipeline and talks with many, many more traders. So that is – what you’re seeing is the result, but you are not seeing the pipeline. And the pipeline is full. The second part is what are we doing with the funders. Just as we are doing this for the traders, we are doing this for the funders. Now, the funders have – we have two approaches. One, you have funders that are let’s say usually more American-based, have heard of our listing and are interested in the asset class. And the fact that we are listed has really helped us. And I’ll give you a simple example. One particular funder asked us for our KYC just as we ask them for their KYC. When we told them that we are listed, they said, done; we will do the job ourselves, literally in 5 minutes. That kind of information disclosure and transparency has allowed us a marketing in by itself. And it’s a seal of approval for an Internet platform that I think is extremely valuable, especially to Western funds that are looking at emerging markets that know that if we have this level of transparency and disclosure, then they feel more comfortable that our clients can have that level as well.You’ve asked me what we are doing as well from a marketing standpoint. And so, we have two ways of approaching this. One is, we have our Rolodex which we have used. We have hired people internally. We are hiring additional people. And they each have their Rolodex, as well as ours. And second, we have gone to the major conference providers such as in our space, TXF and GTR; we have sponsored conferences and we have given talks on various panels. And so, this has actually broadened our visibility in our sector and we have received, we – clients – we have clients that have come through that particular avenue. Of course, it would help as and when COVID – this COVID situation ends, because we will not have virtual conferences, we’ll have physical conferences, and we have already signed up to be sponsors and speakers at physical conferences in 2022.

John Galani	A
Chief Operating Officer

I don’t want to disclose specific numbers, because I don’t think that would be correct. However, I will say the following; disclosing specific numbers on funders is not I think a metric that is as important as it might first appear. We are talking to a – an extremely large funder that in by itself would skew the numbers completely.And so, we now – we do have a number in the pipeline of funders, but some of them compared to the bigger one are much, much smaller. In term of the traders, we do have quite a few – we have a lot more wishing to look at the platform and demos. So we have a large number of demos that we either have scheduled or will be scheduling. But again, I don’t want to start disclosing specific numbers. It would not be correct of me.

John Galani	A
Chief Operating Officer

Okay. So the supply chain finance – just to put things in perspective, commodity trading is the start of a very long supply chain finance. I’m taking a basic commodity and refining it into semi-finished goods and eventually into finished goods. Supply chain finance is the intermediate to latter stage of that very long logistics chain. And so, we are talking maybe of white goods, maybe of intermediate goods for – well, in different sectors. What we are doing here is that we are focusing on the regional approach within supply chain from a pilot program perspective whereby we are doing more of a handholding role in capturing – originating and capturing the transactions and bringing together funders. So whilst our platform is – has paid us on the one side, funders on the other, a supply chain finance program, you need to bring the two concurrently together. We have done so; we have suppliers and their buyers, and we are also concurrently in talks with funders to match them and structure the whole transaction together in one fell swoop. So, it’s a – it’s more of an in-depth work, but – it’s an in-depth work, but our team is highly qualified to undertake and assist our funders and the suppliers and buyers of – that are around this program.

Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

Yes.

Operator

Thank you. Our next question comes from Owen Lau with Oppenheimer. Your line is open.

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Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

Thanks for your question. So I’ve said this a few times during the roadshows and so I want – we want to be – Kratos wants to be the Amazon for the trade and trade finance. So in the broader term, trade finance also includes supply chain in it. So, we are trying to be the leaders in this space and then naturally go to platform for this. So, that’s our goal. And then what we want to do is to be able to provide all services. We don’t want the trader or borrower, whoever is on the platform to seek to go somewhere else to finish a part of the transaction. So, we are trying to make a very comprehensive platform and make sure that we have everything while bringing in transparency in the process. providing all checks and balances. So, for example for a lender to be able to see transparency where the cargo is coming from, check the KYC/AML, so checking the or things like that. So, we want to bring in that transparency, also be able to provide intelligence to them you know like in the form of dashboards. Also, Artificial Intelligence which is nowadays loosely used word, but we would – actually to do any information on the borrower throughout all over the Internet to bring it, compile it, and present it to the lender. So, we want to consolidate and be able to offer and be the leader in this space.

Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

Yeah. So the insurance module, like we have said previously also during the roadshows on – I think they maybe even file in their that we are not anticipating any revenues coming from insurance or as and when we launch the logistics module. They are trying – we brought them in to provide more like a hook as a value-added services to the traders. So, right now people have been using it, getting quotes, but of late this – we are getting good inputs in the sense like modifications, things that need to be done or integrations, which – every individual has customizations that they request. But apart from that, things are fine. As far as the supply chain, has the same potential of revenue generation as much as the trade finance – as we categorize as trade finance. So, if I can ask my colleague, Karthik , can you bring in – do you have the numbers on the split between the two going forward?

Operator	A

Yeah. So, I mean, in the coming year, we anticipate that supply chain finance will be less than 10% of our revenues, but that’s our estimate at this point of time. Once we have the full-fledged launch, then we’ll have a relook at that. But in terms of our revenues forward, we anticipate that supply chain will continue to contribute over a period of time from – anywhere between 10% to 20% over the next five years and maybe more, depending on how it pans out. But we have taken a conservative estimate in our assumptions at this point of time.

Operator	A

Logistics also, as I said...

Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

I think – go ahead. Go ahead, Karthik.

Operator	A

Yeah. On logistics, I mean, at this point in time we have not anticipated any revenues coming in from logistics in our projections. So we have – as Srinivas said, this continues to be a hook for customers to continue to transact more and do more of the trades on the platform itself.

James H. Groh, Sr.	A
Executive Vice President

John, would you like to talk about seasonality?

John Galani	A
Chief Operating Officer

Yes. I’ll take the seasonality portion. There is seasonality in individual commodities all over the place, but you need to look at aggregates. And so, I shall give you an example. If you look at grains such as cereal or soya beans, for example, you will know that the US has specific seasons in which it produces its crops. When it cannot produce its crops, usually the purchase of such goods shifts to the southern hemisphere. So whilst you have for individual crops seasonality based on geography and the weather, from an aggregate viewpoint, across all sectors and across all commodities you tend not to have such a high seasonality at all.

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James H. Groh, Sr.	A
Executive Vice President

Great. Thanks, John. And, Owen, I think – I’ll provide some context to your question about the fourth quarter. Of course, we’re not providing specific forecasts here, but I think I can provide some relevant context. We’ve said we’re going to make our numbers – we’re projecting to make the numbers that were in our F-4 and all our approximations support that. As I think you can see from the comments today, that it has been our focus that the holy grail in our business, that the thing that really moves the needle – and it’s always been our aspiration – was to grow that trade finance business. I’m sure you appreciated from John Galani’s comments about the types of people that he’s put – that he’s putting into place. He talked about trade finance structures and having a background in that business.We are continuing to execute and focus and build out the company to grow that trade finance business, and then the supply chain finance business also. Now we’re pursuing – we’re pursuing commodity traders, but we make five times more on a dollar in trade finance which includes the trade volume transaction, it’s about a 5x. So, clearly, it was our hope – our aspirations, our goal is to grow the trade finance. And the fact that we blew it out so much in the last quarter we think bodes very well for the future. Now, we’re living in an uncertain world. All we can do is all we can do. But as you see from even John’s execution, he’s getting the people onboard, we’re focused and we think that the industry conditions are basically driving the importance of our platform in being a desperately-needed trade finance solution for those traders out there. So, we can cite nothing that says we’re being derailed. We think we’re doing all the right things. And we think that the trend is our friend is in this particular case.

Operator

Thank you. We have a follow-up from Randy Binner with B. Riley. Your line is open.

James H. Groh, Sr.	A
Executive Vice President

Karthik, we specifically talked about 2021 and some of our thoughts on it. Could you address any of Randy’s question there?

Operator	A

Yeah. Sure. So from a standpoint, as we had said, what – were at $17 billion in terms of our transaction volume and 33% financing ratio. If you look at what our – to achieve our numbers that we’ve given for FY 2021, our average fee on the total transaction volume needs to be at about 0.54% or 0.55% roughly, 0.44% – 0.54%. And in terms of what during our roadshows also was that we – we plan to have about 85 traders in terms of our plan to achieve these numbers. Our revenue per trader to achieve those numbers needs to at $1.44 million per trader. If you see our Q3, we had $1.03 million. So I think all in all, we are headed in the right direction at this point of time to clock those numbers. Our number of traders is pretty good. As John said, our pipeline is pretty good at this point of time on number of traders and our revenue per trader is at $1.03 million. So I think we are just tracking right in terms of our numbers and to achieve next year revenues.

Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

Jim, would you want me to do it or you...?

James H. Groh, Sr.	A
Executive Vice President

Yeah. Oh, yes, I’m sorry, Srinivas. Yes, of course, this is something we spoke – we’ve spoke of. Yes. If you’d respond to Randy on considering a corporate...

Operator	A

Yeah.

James H. Groh, Sr.	A
Executive Vice President

...buyback and what our thoughts are right now on it.

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Operator	A

Yeah. So, Randy, right now our plan, we have elaborate plan on of course organic growth, different platform – different ways of growing and different features that we want to bring into the platform. We also made a long list of M&A prospects that we thought – which makes a lot more sense, like for example acquiring an offline platform to bring them online and bring them – that increased the revenues multi-fold and also to bring in a different kind of additions. Like, we are right now focused on small and medium enterprises, focused more on alternate lenders. But then the supply chain specialization, or the future of some people if they needed a letter of credit capability or things like that. So it would always – that was the whole plan that we would use this cash to bring in those, so that we can increase the revenue generation of the – for the company. So, anything that we do to use it to do a corporate buyback in my opinion will be – go against that principle. So, first because the plan was to grow the company, grow it fundamentally, make it stronger, make the platform popular and be the leading platform. So I think we still should not lose focus from that and continue to focus and build that.

Operator	A

I’m sure. Actually that is all we – I’m anticipating that. We are actually looking at different targets, different – so, we have gotten a list but we are still trying to – we have people out there that are looking for more targets. So we don’t want to rush into doing something quickly and then – so we are trying to be – evaluate everything, make sure it makes sense. So that’s why I think – it would make. So – but then that’s the reason we – I’m saying is that we need time to evaluate this plan, like it would be like too quick, too soon to do it off. We just make an announcement on the fly.

Operator

We have another follow-up from Mike Grondahl with Northland Securities. Your line is open.

James H. Groh, Sr.	A
Executive Vice President

Okay. I’m just trying to make – understand that they are two very different questions. Why don’t we take the second question first? And I think, John, you’d be able to answer that. Is there good dispersion amongst – of revenue on the platform. The 80/20 would say that 20% of our customers are giving us 80% of our revenue. It’s either Karthik or John. I know, Karthik , you’ve got the granular data. John, you’ve got the anecdotal view. Why don’t you just both weigh in on that?

John Galani	A
Chief Operating Officer

I’ll weigh in without giving the numbers, because Karthik will be – would be better at this. I would say that of course onboarding a trader in by itself does not produce revenues. You have to then get them. So, this has been something very fresh to onboard a trader. So, one cannot expect within a week to generate massive revenues. So I’ll just counsel that there is a ramp up period for any revenue stream. So having said that I will shift to Karthik.

Operator	A

Yeah. So from a – from an 80/20 rule standpoint, I mean really is not the right way to look at it because what really happens is that you will see some traders – and because each trader is trading in a particular commodity or a certain set of commodities, so you will see some traders doing very well some quarters and then they kind of go down the next few quarters and then they come back the quarters after. So, it is something which – that keeps happening between the traders. So it’s not a real 80/20 rule that over a period of time, I mean there is a good mix of revenues across traders. So, I think that’s been our – the trends that we have seen over a period of time, but no single customer obviously contributing a significant portion of our revenues.

James H. Groh, Sr.	A
Executive Vice President

Right. John, if I may...

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John Galani	A
Chief Operating Officer

Yeah.

James H. Groh, Sr.	A
Executive Vice President

Yeah, I was going to say, you’re the guy onboarding these guys and you’re talking to everybody in the pipeline and leading the charge. I think this would be a great question for you to answer Mike.

John Galani	A
Chief Operating Officer

Yeah. So in my view, we could have onboarded quite a bit more. We just have limited bandwidth as we’re growing and we are marketing and putting marketing teams concurrently together. So, no, the limitation factor is, I would say – I think purely human bandwidth internally at this stage.

Operator

Thank you. At this time, this concludes our question-and-answer session. If your question was not answered, please contact Triterras’ Investor Relations team at TRIT@gatewayir.com. I would now like to turn the call over to Mr. Groh for closing remarks.

James H. Groh, Sr.	A
Executive Vice President

Catherine, thank you. And to everybody on the call, thank you very much. To Randy, Owen, and Mike, thank you for your insightful questions. Clearly, we’re excited about things. Clearly, we’ve made some great, great progress in what we think are a lot of key areas. I know I’m joined by Srinivas, John, Alvin, and Karthik . Thank you all of you for your interest and support and we look forward to talking to you in the future about our progress and very exciting developments. Happy holidays to everybody on the call. Thank you so much for attending.

Srinivas Koneru	A
Founder, Executive Chairman and Chief Executive Officer

Thank you, all.

John Galani

Chief Operating Officer

Thank you.

Operator

Thank you for joining us today for Triterras’s Business Update Conference Call. You may now disconnect. Everyone, have a great day.

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